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                           February 22, 2024

       Jon Faust
       Chief Financial Officer
       Sanmina Corporation
       2700 N. First St
       San Jose, CA 95134

                                                        Re: Sanmina Corporation
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Form 8-K filed
November 6, 2023
                                                            File No. 000-21272

       Dear Jon Faust:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed November 6, 2023

       Exhibit 99.1
       Additional Highlights, page 1

   1. We note you present Non-GAAP Pre-tax ROIC but do not present the most directly comparable GAAP
measure, GAAP Pre-tax ROIC with equal or greater prominence. For each non-GAAP financial
measure you present, please present the most directly
                                                        comparable GAAP measure
with equal or greater prominence as required by Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Division of Corporation
                                                        Finance   s Compliance
& Disclosure Interpretations on Non-GAAP Financial Measures.
 Jon Faust
FirstName LastNameJon Faust
Sanmina Corporation
Comapany22,
February  NameSanmina
            2024       Corporation
February
Page 2 22, 2024 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 35

2. We note for certain contracts your application of the cost-to-cost method for revenue recognition requires the use of significant judgments with respect to estimated materials, labor, and subcontractor costs, included in the total estimated costs at completion. You indicate such estimates are updated on a quarterly basis and if a change in estimate is deemed necessary, the impact of the change is recognized in the period of change. Please tell us whether you have recognized any material favorable or unfavorable changes in estimates with respect to such contracts and tell us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.
         If material, please revise your disclosure to include the impacts of changes in estimate pursuant to Item 303(b)(3) of Regulation S-K.

Consolidated Financial Statements
Note 6. Financial Instruments and Concentrations of Credit Risk, page 62

3. We note certain customers represented "10% or more" of net sales during the periods presented. Please disclose the amount or percentage of net sales from each significant customer during each period presented and identity the segment or segments reporting the net sales as required by ASC 280-10-50-20 and ASC 280-10-50-42.

Note 15. Business Segments and Customer Information, page 73

4. Please provide the disclosures required by ASC 280-10-50-40. In this regard, we note your disclosures under Business appear to describe various products and services included in both your IMS and CPS reportable segments. In addition, please also provide all the disclosures required by ASC 280-10-50-20 and ASC 280-10-50-41. In this regard, we note your disclosures related to net sales from material individual foreign countries in
         Note 4 are only provided for the current fiscal year. We also note your current disclosures provide property, plant and equipment by geographic segment but you do not separately disclose your long-lived assets located in the US and by individual foreign countries, where material.
 Jon Faust
FirstName LastNameJon Faust
Sanmina Corporation
Comapany22,
February  NameSanmina
            2024       Corporation
February
Page 3 22, 2024 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jean Yu at 202-551-3305 or Anne McConnell at 202-551-3709 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing